Exhibit 99.2

VOTING INSTRUCTION FORM
Annual General Meeting of Shareholders of Unilever N.V., to be held on Wednesday 14 May 2014 at 9.30am in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam.
Dear shareholder,

You are receiving this voting instruction form (‘form’) because you are a shareholder of Unilever N.V. registered in the Company’s Shareholders’ Register which is kept by SGG Netherlands N.V. (‘SGG’) (formerly known as ANT Trust & Corporate Services N.V.) in Amsterdam, the Netherlands. This form enables you to indicate whether you wish to attend the Annual General Meeting of Shareholders of Unilever N.V. (the ‘AGM’) or to give a proxy in the event that you are unable to attend the AGM in person. You can give a proxy to any public notary at Mr M.J. Meijer c.s. Notarissen in Amsterdam (the ‘Proxy holder’) to vote at the AGM on the proposed resolutions in accordance with your instructions. All proxies are collected by SGG and subsequently submitted to the Proxy holder.

Please note that the following terms and conditions apply:

1.	Entitled to attend and vote at the AGM on 14 May 2014 shall be those shareholders who, after all changes have been processed, are registered in the Shareholders’ Register of Unilever N.V. on Wednesday 16 April 2014 after closing of the books (the ‘Record Date’).

2.	If you wish to attend the AGM in person and want to receive an admission ticket please confirm your attendance by ticking the relevant box on the next page. This duly signed form must be received by SGG on Wednesday 7 May 2014 before 5.30pm at the latest. After receipt of the form SGG will send you an admission ticket.

3.	If you wish to give a proxy to the Proxy holder to vote in accordance with your voting instructions, the completed and duly signed proxy form must be received by SGG on Wednesday 7 May 2014 before 5.30pm at the latest.

4.	A voting instruction that is not given in time or not given correctly will be regarded as invalid. The voting instruction relates to all shares that you hold on the Record Date.

5.	If you wish to give a proxy to a proxy holder other than the public notary at Mr M.J. Meijer c.s. Notarissen, please contact SGG.

6.	By signing this form, you confirm that you are in possession of the voting rights attaching to the shares as at the Record Date.

7.	Agenda items on this form are in an abridged version.

8.	A voting instruction is given with the right of substitution and is governed by the law of the Netherlands.

9.	If you have any questions about this form, please contact SGG:

SGG Netherlands N.V. P.O. Box 11063 1001 GB Amsterdam The Netherlands Telephone: +31 20 5222 555 Fax: +31 20 5222 500 E-mail: registers@sgggroup.com

Annual General Meeting of Shareholders of Unilever N.V., to be held on Wednesday 14 May 2014 at 9.30am in the Willem Burger Complex of De Doelen, Kruisplein 40 in Rotterdam, the Netherlands.

Please indicate whether you want to attend the Annual General Meeting of Shareholders of Unilever N.V. in person or want to give a proxy by placing an ‘X’ in the appropriate box in dark blue or black ink only.

I confirm that I wish to attend the Annual General Meeting of Shareholders of Unilever N.V. in person and would like to receive an admission ticket.

OR
I am not able to attend the Annual General Meeting of Shareholders of Unilever N.V. in person and hereby give proxy and instruct any public notary at Mr M.J. Meijer c.s. Notarissen to vote as I have indicated below. By signing this form I confirm acceptance of the terms and conditions as set out on the first page of this form.

		For	Against	Vote withheld

1.	Consideration of the Annual Report for the 2013 financial year.*

2.	Consideration of the implementation of the Remuneration Policy.*

3.	To approve the Remuneration Policy.

4.	To adopt the Annual Accounts and appropriation of the profit for the 2013 financial year.

5.	To discharge the Executive Directors in office in the 2013 financial year for the fulfilment of their task.

6.	To discharge the Non-Executive Directors in office in the 2013 financial year for the fulfilment of their task.

7.	To re-appoint Mr P G J M Polman as an Executive Director.

8.	To re-appoint Mr R J-M S Huët as an Executive Director.

9.	To re-appoint Mrs L M Cha as a Non-Executive Director.

10.	To re-appoint Professor L O Fresco as a Non-Executive Director.

11.	To re-appoint Ms A M Fudge as a Non-Executive Director.

12.	To re-appoint Dr B E Grote as a Non-Executive Director.

13.	To re-appoint Ms M Ma as a Non-Executive Director.

		For	Against	Vote withheld

14.	To re-appoint Ms H Nyasulu as a Non-Executive Director.

15.	To re-appoint The Rt Hon Sir Malcolm Rifkind MP as a Non-Executive Director.

16.	To re-appoint Mr J Rishton as a Non-Executive Director.

17.	To re-appoint Mr K J Storm as a Non-Executive Director.

18.	To re-appoint Mr M Treschow as a Non-Executive Director.

19.	To re-appoint Mr P S Walsh as a Non-Executive Director.

20.	To appoint Mr F Sijbesma as a Non-Executive Director.

21.	To appoint the Auditor charged with the auditing of the Annual Accounts for the 2014 financial year.

22.	To designate the Board of Directors as the company body authorised to issue shares in the Company.

23.	To authorise the Board of Directors to purchase shares and depositary receipts thereof in the share capital of the Company.

24.	To reduce the capital with respect to shares and depositary receipts thereof held by the Company in its own share capital.

25.	Close of Meeting.*

*	Non-voting item

After completing and signing this form, please return it by e-mail to: SGG Netherlands N.V. Proxy Voting P.O. Box 11063 1001 GB Amsterdam The Netherlands E-mail: registers@sgggroup.com	Page number Shareholders’ Register	#

Surname and initial(s) in capital letters

	Signature(s)	Date